UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ADVANCED MEDICAL OPTICS, INC.

(Name of Subject Company)

ADVANCED MEDICAL OPTICS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00763M108
(CUSIP Number of Class of Securities)

James V. Mazzo

Chairman and Chief Executive Officer

Advanced Medical Optics, Inc.

1700 E. St. Andrew Place

Santa Ana, California 92705

(714) 247-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California  90071

(213) 687-5000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Advanced Medical Optics, Inc. (the “Company”) filed with the Securities and Exchange Commission on January 27, 2009 (as amended or supplemented from time to time, the “Statement”).  The Statement relates to the tender offer by Rainforest Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 27, 2009, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), and the associated preferred stock purchase rights of the Company (collectively, the “Rights” and, together with the shares of Company Common Stock, the “Shares”) at a purchase price of $22.00 per Share, net to the seller in cash without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).  Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Subsection (a) of Item 3 entitled “Arrangements with Current Executive Officers and Directors of the Company – Board of Director Fees” is hereby amended and supplemented by inserting the following at the end of such section:

“ and, as previously reported on a Current Report on Form 8-K filed with the SEC on February 4, 2009, the Board approved another payment of $50,000 to Mr. Rollans, effective as of January 29, 2009, in light of the amount of time devoted by Mr. Rollans to the duties of presiding director and the extent of Mr. Rollans’ involvement in leading the recapitalization initiative at, and exploration of strategic alternatives available to, the Company, particularly in the latter half of 2008”

Item 4.  The Solicitation or Recommendation.

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following sentence at the beginning of the second paragraph:

“In reviewing potential strategic and recapitalization alternatives available to the Company during the second half of 2008, including opportunities to reduce costs, reduce debt and raise capital, the Company’s management and the Board considered a variety of factors, including, without limitation, the Company’s capital requirements on an on-going basis.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraph after the second paragraph of such subsection:

“In the course of reviews of potential strategic and recapitalization alternatives available to the Company during the second half of 2008, members of the Company’s executive leadership team and the Board regularly evaluated the Company’s ability to meet its payment and other obligations under its outstanding debt, conditions impacting the Company’s business, and its ability to generate significant cash flow in the future. Executive management and the Board further considered the impact of the Company’s previously announced irrevocable election to satisfy in cash its conversion obligation with respect to the principal amount of any of its 2.5% convertible senior subordinated notes due 2024 (the “2.5% Convertible Notes”) converted after

December 15, 2004, with any remaining amount of the conversion obligation to be satisfied in shares of Company Common Stock, in each case, calculated as set forth in the indenture governing the 2.5% Convertible Notes.  Moreover, management and the Board also considered whether the Company would have sufficient cash to satisfy its obligations, given that the indenture governing the 2.5% Convertible Notes provides that it must satisfy in cash its obligations to repurchase at the option of any holder, at par plus any accrued and unpaid interest, any 2.5% Convertible Notes that holders put to the Company on January 15, 2010, July 15, 2014 and July 15, 2019.  With regard to the January 15, 2010 redemption, such repurchase obligations could result in the Company’s being obligated to pay an aggregate of approximately $189.1 million, plus accrued and unpaid interest.  In addition, the Company’s 1.375% and 3.25% convertible senior subordinated notes due 2025 and 2026, respectively, contain similar provisions allowing holders to redeem their notes at par plus any accrued and unpaid interest, beginning on July 6, 2011 and August 4, 2014, respectively.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by replacing “Company’s 2.5% convertible senior subordinated notes due 2024 (the “2.5% Convertible Notes”)” with “2.5% Convertible Notes” in the fifth paragraph of such subsection.

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following sentences at the end of the 14th paragraph:

“Finally, the Board re-approved borrowings under its Revolver to repurchase the Company’s outstanding convertible senior subordinated notes.  As noted above, the repurchases were conducted during the course of October and November 2008 and were funded by drawing approximately $118.3 million on the Company’s Revolver.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraph after the 27th paragraph of such subsection:

“On December 12, 2008, the Board met telephonically, together with the Company’s management and representatives of Goldman Sachs and Skadden Arps to review, among other things, (i) the discussions held with Parent since the Board’s last meeting, (ii) the discussions held with the Other Party since the Board’s last meeting, and (iii) the current status of the other potential strategic alternatives under review by the working group of directors. Certain members of the Company’s executive leadership team also provided the Board with a detailed review of certain financial models of the Company and the Board discussed the Company’s continuing operations on a stand-alone basis, taking into account the Company’s capital needs and the various execution risks associated with the potential alternatives under consideration, including the proposed transaction with Parent and other cost-reduction and restructuring scenarios.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by replacing the last sentence of the 33rd paragraph with the following:

“Goldman Sachs then analyzed and reviewed each of the potential capital raising and recapitalization transactions, including the timing, key assumptions, complexity, benefits, dilutive effect to existing stockholders, risks identified by management of executing the Company’s business plan, and other considerations and execution risks involved in each of the potential transactions.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following sentence at the end of the 33rd paragraph:

“The parties agreed to continue reviewing all potential alternatives available to the Company.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraph after the 34th paragraph of such subsection:

“On December 24, 2008, Parent indicated to Mr. Mazzo that it would furnish to him a proposal regarding the possibility of his staying on at Parent after the closing of the proposed transaction.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by replacing clause (iv) of the second sentence of the 35th paragraph with the following:

“(iv) the breadth and scope of certain representations and warranties of the Company. Mr. Murphy also indicated that as a condition to Parent’s willingness to enter into the proposed transaction and to ensure continuity in the operation of the Company’s business following the consummation of the proposed transaction, Parent would require Mr. Mazzo to enter into a new employment and retention agreement, the terms of which would be contingent upon the closing of the proposed transaction.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraph after the 36th paragraph of such subsection:

“In connection with Parent’s intention to require Mr. Mazzo to enter into a new employment agreement as a condition to the proposed transaction, Mr. Mazzo retained Paul, Hastings, Janofsky & Walker LLP on December 29, 2008 to represent him in negotiating the terms of such new employment agreement.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following sentence at the end of the 37th paragraph of such subsection:

“In particular, with regard to the proposed transaction, the Board evaluated Parent’s offer of $21.00 per share, as well as assumptions for taxes, gross margins, revenues and the synergies expected to result from the proposed transaction due to the fact that this would be a new line of business for Parent.  The Board also discussed in detail the status of alternative strategic and recapitalization plans under review by the ad hoc committee with input from Goldman Sachs.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following clause at the end of the last sentence of the 41st paragraph of such subsection:

“among the parties and their respective legal counsel.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by replacing the 44th paragraph of such subsection with the following paragraph:

“On January 7, 2009, the ad hoc committee and certain other directors met to discuss the viability and value creation potential of certain possible operational restructuring initiatives under discussion that the Company could undertake if it determined to stay independent. After a discussion, the directors present determined that, the initiatives set forth several potential cost-saving strategies, but were based on a set of assumptions different than those underlying the Financial Forecasts and did not take into consideration the other capital raising and corporate restructuring alternatives under review by the Company. In addition, the directors considered the timing and execution risks relating to the implementation of these initiatives, and that the issues relating to continued compliance with the Company’s financial covenants under its senior credit facility and the anticipated redemption exercises of the Company’s 2.5% Convertible Notes in January 2010 would remain outstanding even if such restructuring initiatives were successfully implemented. The ad hoc committee concluded that the Financial Forecasts should not be modified based on these initiatives, and subsequently reported to the Board at its January 11, 2009 meeting that it did not believe that undertaking the possible operational restructuring alternatives would provide value to stockholders as an independent company that was superior to that offered in the proposed transaction with Parent.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following sentence at the end of the 45th paragraph of such subsection:

“By January 7, 2009, representatives of the Company, Parent, Mr. Mazzo and their respective legal counsel had finalized the terms and conditions of the proposed new employment agreement with Mr. Mazzo.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following paragraph after the 45th paragraph of such subsection:

“On January 7, 2009, the compensation committee of the Board met to discuss the proposed new employment agreement with Mr. Mazzo and the related compensation package.  After discussion and acknowledging that the proposed new employment agreement would only become effective after the closing of the proposed transaction, the compensation committee approved the Mazzo Agreement.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Financial Forecasts” is hereby amended and supplemented by inserting the following paragraph before the seventh paragraph of such subsection:

“The following Financial Forecasts assume, among other things, (i) interest expense in the range of $30.2 million to $74.9 million annually, (ii) a tax rate of 38% through 2010, declining 1% thereafter to 35% by 2013, (iii) annual amortization expense in the range of $59.6 million to $68.9 million annually, (iv) capital expenditures of $40 million in 2009 and $45 million annually thereafter through 2013, and (v) an increase in net working capital in the range of $20.8 million to $64.7 million annually.”

Subsection (b) of Item 4 entitled “Background and Reasons for the Company Board of Directors’ Recommendation — Opinions of the Company’s Financial Advisors — Opinion of Goldman, Sachs & Co.” is hereby amended and supplemented by replacing the second sentence of the 13th paragraph with the following:

“This analysis was based on projected free cash flows for the Company, including cash flows from financing, prepared by the management of the Company, assuming, among other things, that no dividends would be disbursed to such equity holders during the fiscal years ending December 31, 2009 to 2013 projected period and that short term funding needs will be met by issuance of $150 million in new equity, at $6 per Share, in addition to a $15 million charge incurred in connection with amending the Company’s existing senior credit facility.”

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Item 5, “Board of Director Fees,” is hereby amended and supplemented by inserting the following at the end of such section:

“and, as previously reported on a Current Report on Form 8-K filed with the SEC on February 4, 2009, the Board approved another payment of $50,000 to Mr. Rollans, effective as of January 29, 2009, in light of the amount of time devoted by Mr. Rollans to the duties of presiding director and the extent of Mr. Rollans’ involvement in leading the recapitalization initiative at, and exploration of strategic alternatives available to, the Company, particularly in the latter half of 2008.”

Item 8.  Additional Information.

Item 8, Section (i), “Certain Litigation,” is hereby amended and supplemented to include the following:

“On January 27, 2009, the California Superior Court entered an order of consolidation of the Butler, Groen and Palafox actions and designated the Butler case as the lead case (the “Consolidated Action”).  The California Superior Court’s order of consolidation also consolidated all subsequent cases filed in the California Superior Court that arise from the same facts as alleged in the Consolidated Action, which includes the Smith action, described below.

On February 4, 2009, Eric Smith filed a purported class action complaint, Case No. 30-2009-00242378, in the Superior Court of California, County of Orange, on behalf of himself and all other stockholders of the Company against the Company, each of its directors, Parent, and the Purchaser.  The complaint alleges that the Company defendants violated their fiduciary duties of loyalty, care, independence, candor, good faith, and fair dealing to stockholders in connection with the proposed acquisition of the Company by Parent.  Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per Share that is inadequate and unfair, and effectively caps the value of the Company Common Stock and precludes competitive bidding through the institution of defensive measures.  The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of the stockholders of the Company, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their Shares.  The complaint alleges that Parent and Purchaser aided and abetted the Company’s directors in the alleged breach of fiduciary duty.  The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of the stockholders of the Company.

On February 14, 2009, the parties to the Consolidated Action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Consolidated Action subject to approval of the California Superior Court. The Memorandum calls for, among other things, (i) the Company to provide supplemental disclosures which are contained in this Amendment No. 2, (ii) the Company and Parent to modify the Merger Agreement to reflect the changes described in Item 8, Section (j) below, and (iii) the parties to present to the California Superior Court a Stipulation of Settlement and any other necessary documents to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Consolidated Action. The Stipulation of Settlement will include a release of all claims against all defendants held by the plaintiffs and class members. Pursuant to the terms of the Memorandum of Understanding, plaintiffs’ attorneys intend to apply for an award of fees not to exceed $1.31 million, and defendants have agreed not to oppose a request for such fees not exceeding such amount.  The settlement is contingent upon, among other things, consummation of the Offer at the $22.00 per Share price and approval by the California Superior Court. This summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the Memorandum, which is filed as Exhibit (e)(31) to the Statement and which is incorporated herein by reference.”

Item 8 is hereby amended and supplemented to include the following new Section (j):

“(j)          Amendment to Merger Agreement.

On February 17, 2009, Parent, Purchaser and the Company entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”), which amended certain time periods in relation to communications regarding an Acquisition Proposal (as defined in the Merger Agreement) and any Notice of Adverse Recommendation (as defined in the Merger Agreement), and modified the definition of Superior Proposal.  The parties entered into Amendment No. 1 in connection with the Memorandum discussed in “Certain Litigation” above.  This summary of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (e)(32) to the Statement and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

“(e)(31)           Memorandum of Understanding, dated as of February 14, 2009, in relation to In re Advanced Medical Optics, Inc. Shareholder Litigation, Case No. 30-2009-00236910 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 17, 2009 (File No. 001-31257)).

(e)(32)             Amendment No. 1 to Merger Agreement, dated as of February 17, 2009, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 17, 2009 (File No. 001-31257)).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ADVANCED MEDICAL OPTICS, INC.

By:	/s/ Aimee S. Weisner
Aimee S. Weisner
Executive Vice President, Administration and Secretary

Dated: February 17, 2009